UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: November 13, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

Contact:

Sky-mobi Limited Mr. Carl Yeung, CFO Phone: + (86) 571-87770978 (Hangzhou) Email: ir@sky-mobi.com	CCG Investor Relations Crocker Coulson, President Phone: + (1) (646) 213-1915 (New York) Email: crocker.coulson@ccgir.com

Sky-mobi Limited Announces Unaudited Financial Results

for the Fiscal Second Quarter 2013

HANGZHOU, China, November 11, 2012 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application store and mobile social network community operator in China, today announced unaudited financial results for the fiscal second quarter ended September 30, 2012 (“second quarter 2013”).

Second Quarter 2013 Highlights

•

Total revenues decreased 19.3% to RMB139.8 million (US$22.3 million) in second quarter 2013 compared to the fiscal second quarter ended September 30, 2011 (“second quarter 2012”). Revenues collected from third party channels (i.e., revenues not collected through mobile network operators) represented 26.3% of total revenues

•	Loss from operations was RMB15.3 million (US$2.4 million) in second quarter 2013, compared to profit from operations of RMB6.2 million in second quarter 2012

•	Non-IFRS[1] loss from operations was RMB7.3 million (US$1.2 million) in second quarter 2013, compared to non-IFRS profit from operations of RMB18.9 million in second quarter 2012

•	Net loss was RMB11.7 million (US$1.9 million) in second quarter 2013, compared to a net profit of RMB7.1 million in second quarter 2012

[1]	Non-IFRS figures exclude share-based compensation expenses. Please see “About Non-IFRS Financial Measures” in this release for more information.

•	Non-IFRS net loss was RMB3.6 million (US$0.6 million) in second quarter 2013, compared to non-IFRS net profit of RMB19.8 million in second quarter 2012

•	Basic and diluted loss per common share were RMB0.04 (US$0.01). Non-IFRS basic and diluted loss per common share (“EPS”) were RMB0.01 (US$0.00)

•	Basic and diluted loss per ADS[2] were RMB0.36 (US$0.06). Non-IFRS basic and diluted loss per ADS were RMB0.11 (US$0.02)

•

Revenues collected from carrier channels decreased 30.9% to RMB99.4 million (US$15.8 million) in second quarter 2013 from second quarter 2012. Sky-mobi’s application store experienced 3.1 billion user visits with 657.2 million downloads in second quarter 2013

•

Revenues collected from third party channels increased 39.8% to RMB36.8 million (US$5.9 million) in second quarter 2013 from second quarter 2012. Sky-mobi had 15.0 million active members of the Maopao Community with 778.4 million member log-ins in second quarter 2013

Commenting on the Company’s results, Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, stated, “We are pleased that the quarter’s results came within guidance due to more effective monetization of user traffic despite unfavorable industry trends. The feature phone market which traditionally constitutes our main source of revenues, continues to be succeeded by smart phones at an accelerating pace. While we cannot reverse this macro trend, we will continue our efforts to maximize revenue and cash-flow generation from the feature phone market. At the same time, we have made rapid progress in the smart phone market in terms of user adoption and customer wins. As of the date of this release, three million smart phone users have begun using our products during the five-month period since launch. Our strategy to pre-install for manufacturers of smart phones has made excellent progress with currently 78 partners. Our offline strategy, such as installing our platform for free into end users’ phones at the point of sale in physical locations such as in mobile phone retail stores and computer marts, has also shown good progress and we expect to close several significant partnerships shortly. These partnerships will provide Sky-mobi with strategic physical store locations to cost effectively deploy our services to the large population of Chinese smart phone users in order to access applications,” concluded Mr. Song.

[2]	American Depositary Shares, which are traded on the NASDAQ, each represents eight common shares of the Company.

Commenting on the Company’s results, Carl Yeung, Chief Financial Officer of Sky-mobi, said, “Despite the unfavorable macro decline in the feature phone market, our strategy to increase our focus on third-party, non-carrier payments and direct traffic towards community game spending, where the average revenue per user (ARPU) is higher, has been successful and driven higher monetization of user traffic. Continuing last quarter’s trend, we have made further efforts to shift internal resources towards the smart-phone market, although we did not generate material revenue from smart phones during the quarter. As of the end of September, 80% of our employees were pursuing smart-phone opportunities, up from 60% in the June quarter. As the general market for smart-phone products and services remains at an early stage of development in China, our financial strategy is to invest responsibility in smart phones. Our aim is to remain cash flow neutral to positive by using cash proceeds generated from our feature phone business to support the growth and development of smart phones,” concluded Mr. Yeung.

Financial Results for Second Quarter 2013

Total Revenues

Sky-mobi analyzes revenue from two perspectives: by business unit and by source. Revenues by business unit are broken down into: “Application store revenues”, “Maopao Community revenues” and “Other revenues”.

Revenues by source are broken down into three categories: “Revenues collected from carrier channels”, “Revenues collected from third party channels”, and “Other revenues”. “Other revenues” consist of commissions charged from mobile service providers and mobile network operators’ for using Maopao Platform to promote and sell applications, and Sky-mobi’s overseas revenues collected via its overseas mobile service providers. Since “Other Revenues” are only a minimal portion of Sky-mobi’s total revenues, the discussion and analysis of “Revenue by Source” below does not analyze ”Other revenues”.

	For the three months ended September 30,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)

Revenues by source:
Revenues collected from carrier channels	143,735	99,360	15,810
Revenues collected from third party channels	26,341	36,826	5,860
Other revenues	3,107	3,645	580

Total revenues	173,183	139,831	22,250

	For the three months ended September 30,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)

Revenues by business unit:
Application store revenues	138,927	98,418	15,660
Maopao Community revenues	31,149	37,768	6,010
Other revenues	3,107	3,645	580

Total revenues	173,183	139,831	22,250

The discussion and analysis below focuses on revenues by source, as the Company believes this metric is more useful to investors in analyzing and understanding its business model.

Total revenues for second quarter 2013 decreased 19.3% to RMB139.8 million (US$22.3 million) from RMB173.2 million in second quarter 2012.

Revenues collected from carrier channels of RMB99.4 million (US$15.8 million) in second quarter 2013, representing 71.1% of total revenues, decreased 30.9% from second quarter 2012. Sky-mobi had 3.1 billion user visits and 657.2 million downloads of applications and content from the Maopao application store in second quarter 2013, decreases of 37.8% and 22.2%, respectively, compared to 4.9 billion user visits and 845.2 million downloads in second quarter 2012. The decreases in application store user activity and downloads was primarily due to the continued decline of feature phone market share as a percentage of overall mobile device shipments in China.

Revenues collected from third party channels were RMB36.8 million (US$ 5.9 million), up 39.8% from second quarter 2012 and contributing 26.3% of total revenues in second quarter 2013. Sky-mobi’s Maopao Community had 15.0 million active members and 778.4 million member log-ins in second quarter 2013, representing decreases of 10.3% and 46.0%, respectively, compared to 16.7 million active members and 1.4 billion member log-ins in second quarter 2012. Revenues from the Maopao Community increased due to higher spending per active member deriving from the Company’s two most popular mobile social games, “Fantasy of Three Kingdoms” and “Fairy Magic World.” The Company expects that revenues collected from third party channels will contribute a steady and increasing percentage of total revenues in future quarters, as Sky-mobi focuses on growing its active mobile community member base and on diversifying revenue collection methods away from traditional carrier-based payment channels.

Cost of Revenues and Gross Profit

Total cost of revenues for second quarter 2013 decreased 8.5% to RMB105.5 million (US$16.8 million) compared to RMB115.2 million in second quarter 2012.

Total non-IFRS cost of revenues for second quarter 2013 decreased 8.6% to RMB104.5 million (US$16.6 million) compared to RMB114.3 million in second quarter 2012.

	For the three months ended September 30,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)

Cost of revenues:
Costs associated with payments to industry participants	105,169	93,909	14,942
Direct costs	10,015	11,542	1,837

Total cost of revenues:	115,184	105,451	16,779

Gross Margin	33.5%	24.6%

Non-IFRS cost of revenues:
Costs associated with payments to industry participants	105,169	93,909	14,942
Direct costs	9,174	10,586	1,685

Total non-IFRS cost of revenues:	114,343	104,495	16,627

Non-IFRS Gross Margin	34.0%	25.3%

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses. The discussion and analysis below focuses on non-IFRS cost of revenue, which the Company believes more accurately reflects the Company’s operating performance than IFRS cost of revenues.

Costs associated with payments to industry participants decreased 10.7% to RMB93.9 million (US$14.9 million) in second quarter 2013 compared to RMB105.2 million in second quarter 2012, primarily due to decreased channel costs in line with the decline in revenues collected from carrier channels, partially offset by increased revenue share percentage with mobile service providers and handset manufacturers and increased spending on higher quality mobile content to realize improved customer retention in the Maopao Community. Approximately RMB9.0 million of accrued costs payable were reversed into cost of sales in second quarter 2012 while no such reversal occurred in second quarter 2013. Such accrued costs are not expected to recur in the current fiscal year.

Non-IFRS direct costs including salaries and benefits, depreciation, office expenses and utilities directly related to the operation of the Maopao application store and the Maopao Community increased 15.4% to RMB10.6 million (US$1.7 million) in second quarter 2013 compared to RMB9.2 million in second quarter 2012. The increase was primarily due to increased costs in connection with greater efforts to maintain proactive operations in the feature phone business, as well as developing overseas markets and other revenues.

Gross profit for second quarter 2013 decreased 40.7% to RMB34.4 million (US$5.5 million) compared to RMB58.0 million in second quarter 2012. Non-IFRS gross margin in second quarter 2013 was 25.3%, down from 34.0% in second quarter 2012, mainly due to the increased revenue share percentage with mobile service providers and handset manufacturers, higher costs involved in obtaining better quality mobile contents.

Operating Expenses (representing research and development expenses, sales and marketing expenses, general and administrative expenses and other income and expense)

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travelling, entertainment and office related expenses, decreased 4.2% in second quarter 2013 to RMB49.7 million (US$7.9 million) from RMB51.8 million in second quarter 2012.

Total non-IFRS operating expenses were RMB42.6 million (US$6.8 million) in second quarter 2013, an increase of 6.6% from RMB40.0 million in second quarter 2012.

	For the three months ended September 30,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)

Operating expenses:
Research and development expenses	18,007	23,008	3,661
Sales and marketing expenses	11,199	8,342	1,327
General and administrative expenses	22,197	18,263	2,906
Other income and expense	433	43	7

Total operating expenses	51,836	49,656	7,901

Non-IFRS operating expenses:
Research and development expenses	15,348	20,769	3,305
Sales and marketing expenses	10,195	7,518	1,196
General and administrative expenses	13,991	14,256	2,268
Other income and expense	433	43	7

Total non-IFRS operating expenses	39,967	42,586	6,776

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expense. The discussion and analysis below focuses on non-IFRS operating expenses, which the Company believes are more useful to investors to understand the Company’s operating activities than IFRS operating expenses.

The increase in operating expenses was primarily due to an increase in headcount, as described below, the Company’s focus on research and development of the Android platform/Android products to participate in the competitive smart phone market, and the sustainable business development of the Maopao Community.

	As of September 30,
	2011	2012	% change

Headcount
Operations	148	122	-17.6%
Research and development	330	369	11.8%
Sales and marketing	111	96	-13.5%
General and administrative	82	98	19.5%

Total Headcount	671	685	2.1%

The Company’s employee headcount increased 2.1% to 685 as of September 30, 2012 from 671 as of September 30, 2011. The increase in headcount was mainly due to our business strategy to expand the Maopao Community, as well as higher staffing levels in connection with Android platform/Android product development.

Net profit and EPS

Net loss in second quarter 2013 was RMB11.7 million (US$1.9 million), compared to net profit of RMB7.1 million in second quarter 2012.

Non-IFRS net loss in second quarter 2013 was RMB3.6 million (US$0.6 million), compared to non-IFRS net profit of RMB19.8 million in second quarter 2012.

Basic and diluted loss per share in second quarter 2013 were RMB0.04 (US$0.01) and basic and diluted loss per ADS were RMB0.36 (US$0.06).

Non-IFRS basic and diluted loss per share in second quarter 2013 were RMB0.01 (US$0.00), and non-IFRS basic and diluted loss per ADS were RMB0.11 (US$0.02).

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for second quarter 2013 were 32,273,875.

Each ADS represents eight common shares.

Common Shares

Sky-mobi had 258,191,000 common shares outstanding as of September 30, 2012 and 257,389,800 common shares outstanding as of September 30, 2011.

Other Operating Data

The following table sets forth total user downloads of our single-user applications and content titles for the periods indicated:

	For the three months ended September 30
In millions	2011	2012	% change

Application Store
User visits	4,930.1	3,066.3	-37.8%

Single-user application and content downloads
Single-player games	323.2	245.3	-24.1%
Multimedia applications and content titles	132.4	91.6	-30.8%
Other single-user applications	389.6	320.3	-17.8%

Total Single-user application and content downloads	845.2	657.2	-22.2%

The following table sets forth the number of registered, active members and member log-ins in our Maopao Community as of the dates indicated:

	As of September 30,
In millions	2011	2012	% change

Number of registered members	118.9	215.3	81.1%

	For the three months ended September 30,
In millions	2011	2012	% change

Maopao Community
Number of active members	16.7	15.0	-10.3%
Number of member log-ins	1440.4	778.4	-46.0%

Business Outlook

For the fiscal third quarter 2013 ending December 31, 2012, Sky-mobi expects total revenues to be in the range of RMB 120 million to RMB 130 million.

These are Sky-mobi’s current projections, which are subject to change. Investors are cautioned that operating results in second quarter 2013 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast

Sky-mobi’s management team will host a conference call on November 12, 2012 at 8:00 AM EST, (or 5:00 AM U.S. Pacific Standard Time and 9:00 PM, Beijing/Hong Kong time). A live audio webcast of the conference call will be available on Sky-mobi’s website at http://ir.sky-mobi.com/events.cfm. To listen to the conference call, please use the dial in numbers below:

USA Toll Number: 1-877-275-8968

International: +1-706-643-1666

Passcode: 58769673

A replay of the call will be available for two weeks following the call and can be accessed on the Company website or by dialing the numbers below:

USA Toll Number: 1-855-859-2056

International: +1-404-537-3406

Passcode: 58769673

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit (loss) from operations is defined as Non-IFRS gross profit (loss) less non-IFRS operating expenses.

Non-IFRS net profit (loss) is defined as non-IFRS profit (loss) from operations plus/minus other gains or losses, less share of results of associates and income tax.

Non-IFRS basic and diluted earnings (loss) per common share/ADS are defined as non-IFRS net profit (loss) attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Explanatory Notes

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2848 to US$1.00, the exchange rate at September 30, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board.

When calculating the number of Maopao users, Sky-mobi counts an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.

The number of downloads of application and content titles on Maopao refers to the number of requests made by mobile users for downloading a particular application or a content title, or for authorization to access to a specified feature of a particular application or a content title from Maopao. A user may make multiple download requests for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community at least twice during a month for the relevant quarter.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including the statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s revenue projections for future periods; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on June 29, 2012.These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China, measured by revenues in 2010, according to a report commissioned by the Company and prepared by Analysys International in July 2011, an independent research and advisory firm. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Comprehensive Income (IFRS)

	For the three months ended			For the six months ended
	September 30,			September 30,
	2011	2012	2012	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenues	173,183	139,831	22,250	339,214	293,186	46,651
Cost of revenues	(115,184)	(105,451)	(16,779)	(234,003)	(221,747)	(35,284)

Gross profit	57,999	34,380	5,471	105,211	71,439	11,367

Research and development expenses	(18,007)	(23,008)	(3,661)	(31,701)	(43,083)	(6,856)
Sales and marketing expenses	(11,199)	(8,342)	(1,327)	(19,013)	(17,272)	(2,749)
General and administrative expenses	(22,197)	(18,263)	(2,906)	(42,482)	(35,533)	(5,654)
Other income and expense	(433)	(43)	(7)	2,270	17	3

Total operating expenses	(51,836)	(49,656)	(7,901)	(90,926)	(95,871)	(15,256)

Profit (loss) from operations	6,163	(15,276)	(2,430)	14,285	(24,432)	(3,889)

Other gains and losses	1,619	4,222	672	2,600	8,718	1,388
Share of results of associates	(188)	(498)	(80)	(460)	(779)	(124)

Profit (loss) before tax	7,594	(11,552)	(1,838)	16,425	(16,493)	(2,625)
Income tax expenses	(518)	(108)	(18)	(1,851)	(275)	(44)

Profit (loss) for the period	7,076	(11,660)	(1,856)	14,574	(16,768)	(2,669)

Total comprehensive profit (loss) for the period	7,076	(11,660)	(1,856)	14,574	(16,768)	(2,669)

Total comprehensive profit (loss) attributable to owners of the company	7,079	(11,768)	(1,873)	14,577	(16,867)	(2,685)
Non-controlling interests	(3)	108	17	(3)	99	16

	7,076	(11,660)	(1,856)	14,574	(16,768)	(2,669)

Earnings (loss) per common share
Basic	0.03	(0.04)	(0.01)	0.06	(0.06)	(0.01)
Diluted	0.03	(0.04)	(0.01)	0.06	(0.06)	(0.01)

Weight average number of ADS
	32,173,725	32,273,875		32,173,725	32,273,853
	32,212,057	32,273,875		32,395,929	32,273,853

Weight average number of shares
Basic	257,389,800	258,191,000		257,389,800	258,190,821
Diluted	257,696,452	258,191,000		259,167,431	258,190,821

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended			For the six months ended
	September 30,			September 30,
	2011	2012	2012	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenues	(115,184)	(105,451)	(16,779)	(234,003)	(221,747)	(35,284)
Less: share-based compensation expenses	841	956	152	1,683	1,946	310

Non-IFRS cost of revenues	(114,343)	(104,495)	(16,627)	(232,320)	(219,801)	(34,974)

IFRS gross profit	57,999	34,380	5,471	105,211	71,439	11,367
Add: share-based compensation expenses	841	956	152	1,683	1,946	310

Non-IFRS gross profit	58,840	35,336	5,623	106,894	73,385	11,677

Total IFRS operating expenses	(51,836)	(49,656)	(7,901)	(90,926)	(95,871)	(15,256)
Less: share-based compensation expenses	11,869	7,070	1,125	23,429	14,317	2,278

Total non-IFRS operating expenses	(39,967)	(42,586)	(6,776)	(67,497)	(81,554)	(12,978)

IFRS profit (loss) from operations	6,163	(15,276)	(2,430)	14,285	(24,432)	(3,889)
Add: share-based compensation expenses	12,710	8,026	1,277	25,112	16,263	2,588

Non-IFRS profit (loss) from operations	18,873	(7,250)	(1,153)	39,397	(8,169)	(1,301)

IFRS profit (loss) for the period	7,076	(11,660)	(1,856)	14,574	(16,768)	(2,669)
Add: share-based compensation expenses	12,710	8,026	1,277	25,112	16,263	2,588

Non-IFRS net profit (loss) for the period	19,786	(3,634)	(579)	39,686	(505)	(81)

Non-IFRS earnings (loss) per common share
Basic	0.08	(0.01)	(0.00)	0.15	(0.00)	(0.00)
Diluted	0.08	(0.01)	(0.00)	0.15	(0.00)	(0.00)

Weight average number of shares
Basic	257,389,800	258,191,000		257,389,800	258,190,821
Diluted	257,696,452	258,191,000		259,167,431	258,190,821

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	June 30,	September 30,	September 30,
	2012	2012
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	233,184	75,549	12,021
Term deposits	368,249	521,410	82,964
Trade and other receivables	89,661	81,356	12,945
Amounts due from related parties	127	4,127	657

Total current assets	691,221	682,442	108,587

Non-current assets
Property and equipment	28,496	23,769	3,782
Investments in associates	3,632	7,135	1,135
Available-for-sale investments	900	900	143
Prepayment for investment	1,500	1,125	179
Other non-current assets	2,235	2,444	389
Deferred tax assets	2,210	2,210	352

Total non-current assets	38,973	37,583	5,980

Total assets	730,194	720,025	114,567

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	127,696	126,375	20,108
Income tax liabilities	2,878	2,688	428
Amounts due to related parties	1,232	1,113	177
Deferred revenue	11,712	12,353	1,966

Total current liabilities	143,518	142,529	22,679

Total liabilities	143,518	142,529	22,679

Equity
Share capital	92	92	15
Share premium	642,635	637,090	101,370
Reserves	163,651	171,677	27,316
Treasury stock	—	(1)	—
Deficit	(220,037)	(231,805)	(36,883)

Equity attributable to owners of the Company	586,341	577,053	91,818
Non-controlling interests	335	443	70

Total equity	586,676	577,496	91,888
Total equity and liabilities	730,194	720,025	114,567